EXECUTION VERSION

 AGREEMENT AND PLAN OF MERGER

among

TECH FULL ELECTRIC COMPANY LIMITED,

TECH FULL ELECTRIC ACQUISITION, INC.

and

HARBIN ELECTRIC, INC.

Dated as of June 19, 2011

i

(Continued)

(Continued)

(Continued)

		Page

Section 8.16	No Presumption Against Drafting Party	53
Section 8.17	Parent Guarantee	53
Section 8.18	Payment of Sales, Use, or Similar Taxes	54
Section 8.19	Personal Liability	54

INDEX OF DEFINED TERMS

Definition	Location

2005 Stock Option Plan	8.3(a)
2006 Warrant Agreement	8.3(b)
2011 Warrant Agreement	4.8(e)
Abax Commitment Letter	4.8(b)
Abax Debt Financing	4.8(b)
Abax Equity Financing	4.8(b)
Abax Financing	4.8(b)
Abax Funds	4.8(b)
Acquisition Proposal	8.3(c)
Action	3.9
Adverse Recommendation Change	5.4(c)
Affiliate	8.3(d)
Agreement	Preamble
Articles of Merger	1.3
Bank Lender	4.8(b)
Book-Entry Shares	2.3(b)
Business Day	8.3(e)
CDB Debt Financing	4.8(b)
Certificates	2.3(b)
Closing	1.2
Closing Date	1.2
Code	2.4
Company	Preamble
Company Board	Recitals
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Letter	Article III
Company Registered IP	3.20(a)
Company SEC Documents	3.5(a)
Company Stock Option	2.2(a)
Company Stock Plans	2.2(a)
Company Stockholder Approval	3.3(a)
Company Stockholders’ Meeting	5.5(b)
Company Termination Fee	7.3(b)
Company Warrant	2.2(b)
Confidentiality Agreement	5.6(b)
Contract	3.4(a)
Contribution Agreement	4.8(b)
control	8.3(f)
Costs	5.10(a)

v

INDEX OF DEFINED TERMS
(Continued)

Definition	Location

Debt Financing	4.8(b)
DTC	2.3(e)
DTC Payment	2.3(e)
Effective Time	1.3
Environmental Laws	8.3(g)
Environmental Permits	8.3(h)
Evaluation Date	3.5(c)
Exchange Act	3.4(b)
FCPA	3.11
Financing Documents	4.8(b)
GAAP	3.5(b)
Governmental Entity	3.4(b)
Guarantee	4.14
Holdco	4.8(b)
Indemnified Parties	5.10(a)
Intellectual Property	3.20(c)
knowledge	8.3(i)
Law	3.4(a)
Liens	3.2(c)
Majority of the Minority Approval	3.3(a)
Majority Outstanding Approval	3.3(a)
Material Adverse Effect	8.3(j)
Material Contract	3.17
Materials of Environmental Concern	8.3(k)
Merger	Recitals
Merger Consideration	2.1(a)(i)
Merger Shareholder	2.1(a)(i)
Merger Sub	Preamble
NASDAQ	3.4(b)
Nevada Secretary of State	1.3
Nevada Takeover Laws	3.21
Notice of Recommendation Change	5.4(c)
NRS	Recitals
Option Payments	2.2(a)
Parent	Preamble
Parent Material Adverse Effect	8.3(l)
Parent Termination Fee	7.3(c)
Paying Agent	2.3(a)
Payment Fund	2.3(a)
Permits	3.10
Person	8.3(m)
Plan	8.3(n)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location

Proxy Statement	3.7
Representatives	5.4(a)
Schedule 13E	3.7
SEC	3.5(a)
Securities Act	3.2(a)
Senior Financing Agreement	4.8(b)
Shares	2.1(a)(i)
Significant Subsidiary	8.3(o)
Special Committee	Recitals
Subordinated Financing Agreement	4.8(b)
Subsidiaries’ Bylaws	3.1(c)
Subsidiaries’ Charters	3.1(c)
Subsidiary	8.3(p)
Superior Proposal	8.3(q)
Surviving Corporation	1.1
Tax Returns	8.3(r)
Taxes	8.3(s)
Termination Date	7.1(b)(i)
Voting Support Agreement	4.14
Warrant Payments	2.2(b)

EXHIBIT LIST

Exhibit A	Amended and Restated Articles of Incorporation of the Company
Exhibit B	Amended and Restated Bylaws of the Company

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 19, 2011, between Tech Full Electric Company Limited, a Cayman Islands exempted company with limited liability (“Parent”), Tech Full Electric Acquisition, Inc., a Nevada corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”) and Harbin Electric, Inc., a Nevada corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the recommendation of a special committee comprising solely independent and disinterested directors (the “Special Committee”) thereof, has determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), are advisable to, and in the best interests of, the Company and its stockholders;

WHEREAS, the Company Board, acting upon the recommendation of the Special Committee, has adopted resolutions approving the acquisition of the Company by Parent, the execution of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, adopted this Agreement and recommended to the Company’s stockholders that they approve this Agreement in accordance with the Nevada Revised Statutes (the “NRS”) on the terms and conditions set forth herein;

WHEREAS, the board of directors of Parent has approved this Agreement and declared it advisable for Parent to enter into this Agreement;

WHEREAS, the board of directors of Merger Sub has approved and adopted this Agreement and recommended to Merger Sub’s sole stockholder that it approve this Agreement in accordance with the NRS on the terms and conditions set forth herein; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1       The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NRS, at the Effective Time, Merger Sub shall be merged with and into the Company.  Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 1.2        Closing.  The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Pacific time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 2029 Century Park East, Los Angeles, California 90067, unless another date, time or place is agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3        Effective Time.  Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the articles of merger (the “Articles of Merger”) with respect to the Merger to be filed with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”), in such form as is required by, and executed in accordance with the relevant provisions of the NRS, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the NRS.  The Merger shall become effective on the date and at the time that the Articles of Merger are duly filed with the Nevada Secretary of State or on such other date as Parent and the Company shall agree in writing that, in each case, shall be specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 1.4        Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the NRS.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5        Articles of Incorporation; Bylaws.

(a)           At the Effective Time, and without any further action on the part of either the Company or Merger Sub, the articles of incorporation of the Company shall be amended and restated so that they read in their entirety as set forth in Exhibit A hereto, and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with their terms and as provided by applicable Law.

(b)          At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended and restated so that they read in their entirety as set forth in Exhibit B hereto, and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the articles of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.6        Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7        Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF
CERTIFICATES

Section 2.1        Conversion of Capital Stock.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(i)           Each share of common stock, par value $0.00001 per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(a)(ii)) shall thereupon be converted automatically into and shall thereafter represent the right of the holder of such Share (the “Merger Shareholder”) to receive $24.00 in cash, without interest (the “Merger Consideration”).  As of the Effective Time, each such Share shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right of the Merger Shareholder to receive the Merger Consideration in respect of such Share to be issued or paid in accordance with Section 2.3, without interest.

(ii)           Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Merger Sub, or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)           Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value per share, of the Surviving Corporation.

(b)          If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change.

Section 2.2        Treatment of Options, Equity-Based Awards, and Warrants.

(a)           At the Effective Time, each option to purchase Shares (each, a “Company Stock Option”) granted under the 2005 Stock Option Plan, any employment agreement, director agreement, or any other stock purchase or equity compensation plan, arrangement or agreement of the Company (the “Company Stock Plans”), whether vested or unvested, that is outstanding at the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Stock Option immediately following the Effective Time an amount in cash (without interest, and subject to deduction for any required compensation-related withholding Tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share of such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option (such payments, collectively, the “Option Payments”); provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof.

(b)           At the Effective Time, each warrant to purchase Shares (each, a “Company Warrant”) granted under the 2006 Warrant Agreement that is outstanding at the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Warrant immediately following the Effective Time an amount in cash (without interest) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share of such Company Warrant and (ii) the number of Shares subject to such Company Warrant (such payments, collectively, the “Warrant Payments”); provided, that if the exercise price per Share of any such Company Warrant is equal to or greater than the Merger Consideration, such Company Warrant shall be cancelled without any cash payment being made in respect thereof.

(c)           Prior to the Effective Time, the Company shall adopt such resolutions as may be reasonably required to effectuate the provisions of this Section 2.2.

Section 2.3        Exchange and Payment.

(a)           Prior to the Effective Time, Merger Sub shall enter into an agreement (in a form reasonably acceptable to the Company) with the Company’s transfer agent to act as agent for the Merger Shareholders in connection with the Merger (the “Paying Agent”) to receive the Merger Consideration to which the Merger Shareholders shall become entitled pursuant to Article II.  Not more than two full Business Days after the Effective Time, Parent shall deposit (or cause to be deposited) (i) with the Paying Agent cash in immediately available funds in an amount sufficient to make all payments to Merger Shareholders required pursuant to Article II (such cash being hereinafter referred to as the “Payment Fund”) and (ii) in an account designated by Parent not fewer than two Business Days prior to the Effective Time, cash in immediately available funds in an amount equal to the sum of the Option Payments and Warrant Payments to be used by the Surviving Corporation solely to make the payments required by Section 2.2.  If Parent does not make the deposits called for by the preceding sentence within two full Business Days of the Effective Time, the parties shall immediately act to give effect to the provisions of Section 5.7(e).  The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to Article II, except as provided in this Agreement.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares for the Merger Consideration and other actions contemplated by Article II.

(b)           Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(a)(i), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1(a)(i).  Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled.  Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Paying Agent shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”) a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1(a)(i) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be cancelled.  No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.

(c)           If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d)           Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 2.1(a)(i), without any interest thereon.

(e)           Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. Pacific time on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. Pacific time on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(f)           All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(g)           The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively.  If for any reason (including investment losses) the cash in the Payment Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (but subject to Section 2.4), Parent shall promptly deposit cash in immediately available funds into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.  Any interest and other income resulting from such investments shall be payable to the Surviving Corporation.

(h)           At any time following the date that is 12 months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditor thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration.

(i)           If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

Section 2.4        Withholding Rights.  Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Stock Options pursuant to this Agreement such amount of compensation-related withholding Tax that Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law.  No withholding shall be made with respect to the consideration payable to any holder of Shares or Company Warrants except to the extent the Paying Agent is required to “backup withhold” because the Paying Agent has not received an appropriate IRS Form W-8 or W-9 from such holder.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed or reflected in the Company SEC Documents filed prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” and any disclosure of risks included in any “forward-looking statements” disclaimer, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any particular section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such information is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1        Organization, Standing and Power.

(a)           Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to be so organized, existing and in good standing, to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  The Company is not in violation of any provision of the Company Charter or Company Bylaws in any material respect.

(c)           The Company has previously furnished or otherwise made available to Parent a true and complete copy of the articles of incorporation or similar formational document (the “Subsidiaries’ Charters”) and bylaws or similar governing document (the “Subsidiaries’ Bylaws”) of each Subsidiary of the Company, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  No Subsidiary of the Company is in violation of any provision of its Subsidiary Charter or Subsidiary Bylaws in any material respect.

Section 3.2        Capital Stock.

(a)           The authorized capital stock of the Company consists of 100,000,000 Shares.  As of June 16, 2011, (i) 31,250,820 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (ii) no Shares were held in treasury, and (iii) an aggregate of 260,000 Shares were subject to or otherwise deliverable in connection with outstanding equity-based awards or the exercise of outstanding Company Stock Options issued pursuant to the Company Stock Plans, and (iv) an aggregate of 183,348 Shares were subject to or otherwise deliverable in connection with outstanding Company Warrants issued pursuant to the 2006 Warrant Agreement.  No shares of preferred stock are issued and outstanding.  The Shares are covered securities under Section 18(b)(1)(A) of the Securities Act of 1933, as amended (the “Securities Act”).

(b)           Except as set forth in Section 3.2(a), and except for changes since June 16, 2011 resulting from the exercise or settlement of Company Stock Options or Company Warrants outstanding on such date, (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company (except for securities reserved for issuance under any Company Stock Plan) or (C) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (except for securities reserved for issuance under any Company Stock Plan), (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party.  The Company does not have 200 or more “stockholders of record” as such term is defined by NRS 78.010(k).

(c)           Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, “Liens”) of any nature whatsoever, except where any such failure to own any such shares free and clear would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each of the Company’s Subsidiaries has complied with all relevant Laws and regulations regarding the contribution and payment of its registered share capital, the payment schedules of which have been approved by the relevant Governmental Entity.  Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and its jurisdiction of incorporation or organization.  Neither the Company nor any of its Subsidiaries directly or indirectly owns any securities or beneficial security interests in any other Person (including any joint venture) or has any investment in any other Person.

Section 3.3        Authority.

(a)           The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the adoption of this Agreement and the approval of the principal terms of the Merger by (i) the holders of at least a majority in combined voting power of the outstanding Shares (the “Majority Outstanding Approval”), and (ii) the holders of a majority in combined voting power of the outstanding Shares not owned by Parent, Merger Sub, or any of their respective Affiliates (such approval, the “Majority of the Minority Approval,” and together with the Majority Outstanding Approval, the “Company Stockholder Approval”).  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).  The Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

(b)           The Special Committee is composed of three members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the Company’s management.  The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend to the Company’s stockholders that they adopt this Agreement.  The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement be submitted to the Company’s stockholders for their approval.

Section 3.4        No Conflict; Consents and Approvals.

(a)           The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter, Company Bylaws, any Subsidiary’s Charter, or any Subsidiary’s Bylaws, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment, decree, or similar requirement (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound, or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           Except as set forth in Section 3.4(b) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any United States federal, state, local, or municipal, or foreign country or province, or other governmental or regulatory authority (including any stock exchange), agency, court, commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” Laws, (ii) such filings as necessary to comply with the applicable requirements of The NASDAQ Stock Market LLC (“NASDAQ”), (iii) the filing with the Nevada Secretary of State of the Articles of Merger as required by the NRS and such filings with Governmental Entities to satisfy the applicable Laws of U.S. states in which the Company and its Subsidiaries are qualified to do business, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.5        SEC Reports; Financial Statements.

(a)           The Company has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2010 (all such forms, reports, statements, certificates and other documents filed since January 1, 2010 and prior to the date hereof, collectively, the “Company SEC Documents”) on a timely basis or has received a valid extension of such filing deadline and has filed any such Company SEC Documents prior to the expiration of any such extension.  As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed.  As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)           The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated.  The unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC since December 31, 2010 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

(c)           The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, as applicable, to allow timely decisions regarding required disclosure.  The Company’s management, including its principal executive officer and principal financial officer, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2011 (the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Section 3.6        No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2010 included in the Company SEC Documents, (b) incurred in the ordinary course of business since the date of such balance sheet, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement, or (e) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.7        Certain Information.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the proxy statement to be sent to the stockholders of the Company in connection with the Company Stockholders’ Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) or (b) the Exchange Act Rule 13e-3 transaction statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E”) will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, with respect to the Proxy Statement, on the date the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, and with respect to the Schedule 13E, on the date the Schedule 13E (including any amendments or supplements thereto) is filed with the SEC.  Each of the Proxy Statement and the Schedule 13E will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied in writing by Parent or Merger Sub or any of their respective Representatives specifically for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E.

Section 3.8        Absence of Certain Changes or Events.  Since December 31, 2010 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Material Adverse Effect.

Section 3.9        Litigation.  Except as disclosed in the Company SEC Documents and in Section 3.9 of the Company Disclosure Letter, or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) there is no suit, claim, action, proceeding, arbitration, mediation or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity, and (b) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, ruling or decree of any Governmental Entity.

Section 3.10      Compliance with Laws.  Except with respect to Materials of Environmental Concern, and Taxes (which are the subjects of Sections 3.15 and 3.16, respectively), the Company and each of the Significant Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any noncompliance would not, individually or the aggregate, reasonably be expected to have a Material Adverse Effect.  Except with respect to Environmental Laws (which are the subject of Section 3.15), the Company and the Significant Subsidiaries have in effect all permits, registrations, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  All Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.11      Certain Payments.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries (nor any of their directors, executives, representatives, agents or employees or any other Persons acting on their behalf) (a) has used or is using any corporate funds for any illegal contributions, payments, gifts, entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, (b) has used or is using any corporate or other funds for any direct or indirect unlawful contributions, payments, gifts or entertainment to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), (d) has established or maintained, or is maintaining, any unlawful or unrecorded fund of corporate or other monies or other properties, or (e) has made, accepted or received any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful contribution, payment, expenditure or gift of any nature.

Section 3.12      OFAC and Trade Sanctions. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries nor any director, officer, employee, representative, agent or Affiliate of the Company or any of its Subsidiaries (a) is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, or (b) has violated, or operated not in compliance with, any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws.

Section 3.13      Benefit Plans.  No material liability has been incurred or can reasonably be expected to be incurred by the Company or any of its Subsidiaries in connection with or under the Employee Retirement Income Security Act of 1974, as amended.  Except as set forth in Section 3.13 of the Company Disclosure Letter or as described in the Company SEC Documents, neither the Company nor any of its Subsidiaries maintains or contributes to any Plan and there are no agreements or commitments to create any such Plan or to modify or change any existing Plan of the Company or any of its Subsidiaries.

Section 3.14      Labor Matters.  Neither the Company nor any of the Significant Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union or labor organization.  There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of the Significant Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.15      Environmental Matters.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and except as set forth in the environmental assessments previously made available to Parent and Merger Sub:  (i) the Company and each of the Significant Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) to the knowledge of the Company, there are no Materials of Environmental Concern at any property owned or operated by the Company or any of the Significant Subsidiaries, except under circumstances that are not reasonably likely to result in liability of the Company or any of the Significant Subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of the Significant Subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither the Company nor any of the Significant Subsidiaries has received any written claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws and, to the knowledge of the Company, no such matter has been threatened in writing.

(b)           Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.15 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

Section 3.16      Taxes.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)          all Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed (after giving effect to any extensions of time in which to make such filings);

(b)          neither the Company nor any of its Subsidiaries is delinquent in the payment of any material Tax;

(c)           no material Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable, or the amount or validity of which is being contested in good faith by appropriate proceedings; and

(d)          as of the date of this Agreement, there are no proceedings now pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any material Tax.

Section 3.17      Contracts.  Except for this Agreement and except as filed with the SEC, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (each such Contract as described in this Section 3.17, a “Material Contract”).  Each Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no breach or default under any Material Contract by the Company or any of its Subsidiaries party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries party thereto.  As of the date of this Agreement, to the knowledge of the Company, no other party to any Material Contract is in material breach or material default under any Material Contract.

Section 3.18      Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all material insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as management has determined to be prudent in accordance with industry practices, and (b) neither the Company nor any of its Subsidiaries is in breach of or default under, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 3.19      Real Property; Personal Property.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each of its Subsidiaries owns and has good and valid title to all of their respective owned real property described in the Company SEC Documents and good title to all of their respective owned tangible personal property and has valid leasehold interests or land-use rights, as applicable, in all of their respective leased properties described in the Company SEC Documents, in each case as necessary to conduct their respective businesses as currently conducted, free and clear of all Liens (except in all cases for those permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which in the aggregate do not materially affect the continued use of the property for the purposes for which the property is currently being used), assuming the timely discharge of all obligations owing under or related to the owned real property, the tangible personal property and the leased property.  No representation is made under this Section 3.19 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.20.

Section 3.20      Intellectual Property.

(a)           Section 3.20(a) of the Company Disclosure Letter sets forth a true and complete list of all registered trademarks, service marks or tradenames, patents, patent applications, registered copyrights, applications to register copyright and domain names owned by the Company or any of its Subsidiaries on the date hereof and that are material to the businesses of the Company and its Subsidiaries, taken as a whole (collectively, “Company Registered IP”).  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP, (ii) all Company Registered IP is owned by the Company or one of its Subsidiaries free and clear of all Liens, and (iii) neither the Company nor any of its Subsidiaries has received any written notice or claim in the 12-month period prior to the date hereof challenging the validity or enforceability of any Company Registered IP that remains pending or unresolved.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries are not infringing upon or misappropriating any patents, copyrights, trademarks, service marks, trade secrets or other intellectual property (“Intellectual Property”) of any third party in connection with the conduct of their respective businesses, and neither the Company nor any of its Subsidiaries has received in the 12-month period prior to the date hereof any written notice or claim asserting that any such infringement or misappropriation is occurring, which notice or claim remains pending or unresolved, (ii) to the knowledge of the Company, no third party is misappropriating or infringing any Intellectual Property owned by the Company or any of its Subsidiaries, and (iii) to the knowledge of the Company, no Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by the Company or any of its Subsidiaries.

Section 3.21      Nevada Takeover Statutes.  None of the requirements or restrictions of (a) the Nevada Combinations With Interested Stockholders law, NRS 78.411-78.444 or (b) the Nevada Control Share Act, NRS 78.378-78.3793 (collectively, the “Nevada Takeover Laws”) would apply to prevent the consummation of any of the transactions contemplated hereby, including the Merger.

Section 3.22      Affiliate Transactions.  Except as disclosed in the Company SEC Documents or filed or incorporated by reference as an exhibit to a Company SEC Document filed by the Company prior to the date hereof, as of the date hereof, no executive officer or director of the Company is a party to any agreement with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing within the last 12 months which is required to be disclosed in the Company SEC Documents.

Section 3.23      Brokers.  No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. Incorporated and Lazard Frères & Co. LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.24      Opinions of Financial Advisors.  Each of Morgan Stanley & Co. Incorporated and Lazard Frères & Co. LLC has delivered to the Special Committee and the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be received by the Merger Shareholders pursuant to this Agreement, other than Mr. Tianfu Yang and any other Company officers, directors, and employees who are party to the Contribution Agreement, is fair, from a financial point of view, to such holders.

Section 3.25      No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty to Parent or Merger Sub.  Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1        Organization, Standing and Power.

(a)           Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to be so organized, existing and good standing, to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           Parent has previously furnished to the Company a true and complete copy of the memorandum and articles of association of Parent and the articles of incorporation and bylaws of Merger Sub, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  Neither Parent nor Merger Sub is in violation of any provision of its memorandum and articles of association, with respect to Parent, or articles of incorporation or bylaws, with respect to Merger Sub, in any material respect.

(c)           Parent was formed solely for the purpose of engaging in the transactions contemplated hereby and has not conducted any business prior to the date of this Agreement and, prior to the Effective Time, will not have engaged in any business activities or conducted any operations, other than pursuant to this Agreement.  As of the date hereof, the duly authorized share capital of Parent consists of $50,000 divided into 50,000 shares of a nominal or par value of $1.00 per share, of which one share is validly issued and outstanding, fully paid and nonassessable.  As of the date hereof, all of the issued and outstanding capital stock of Parent is beneficially owned indirectly by Mr. Tianfu Yang. At the Effective Time, all of the issued and outstanding capital stock of Parent will be beneficially owned directly or indirectly by Mr. Tianfu Yang, funds and/or entities that are managed or advised by Abax Global Capital (Hong Kong) Limited or Abax Global Capital and other stockholders of the Company listed on Schedule A to the Contribution Agreement.

Section 4.2        Authority.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the boards of directors of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the filing of the Articles of Merger with the Nevada Secretary of State as required by the NRS.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.3        No Conflict; Consents and Approvals.

(a)           The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the memorandum and articles of association of Parent or the articles of incorporation or bylaws of Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties are bound, or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” Laws, (ii) such filings as necessary to comply with the applicable requirements of NASDAQ, (iii) the filing with the Nevada Secretary of State of the Articles of Merger as required by the NRS, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Adverse Material Effect.

Section 4.4        Certain Information.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, with respect to the Proxy Statement, on the date the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, with respect to the Schedule 13E, on the date the Schedule 13E (including any amendments or supplements thereto) is filed with the SEC.  Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representations or warranties with respect to any information supplied by the Company or any of the Company’s Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E.

Section 4.5        Litigation.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity, and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 4.6        Certain Payments.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither Parent, Merger Sub, nor any of their respective Subsidiaries (nor any of their respective directors, executives, Representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the FCPA, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.7        Ownership and Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.  The duly authorized capital stock of Merger Sub consists of 1,000 shares of common stock, no par value per share, all of which are validly issued and outstanding, fully paid and nonassessable.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

Section 4.8        Financing; Equity Rollover.

(a)           Parent will have, available on the Closing Date, sufficient cash and cash equivalent resources to consummate the Merger and the other transactions contemplated by this Agreement, and to pay all reasonable related fees and expenses, including legal, accounting, and advisory fees and expenses.  Subject to the terms and conditions of the Financing Documents, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Financing Documents will be sufficient for Parent and Merger Sub to consummate the Merger upon the terms contemplated by this Agreement, to pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Debt Financing and to satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.

(b)           Parent has delivered to the Company true, complete and correct copies of (i) an executed Facility Agreement, dated as of June 9, 2011 (the “Senior Financing Agreement”), between Parent and China Development Bank Corporation Hong Kong Branch (the “Bank Lender”) pursuant to which the Bank Lender has agreed, subject to the terms and conditions thereof, to provide the term loans described therein (the “CDB Debt Financing”), (ii) an executed Note Purchase Agreement, dated as of June 19, 2011 (as the same may be hereafter amended pursuant to Section 5.14(b), the “Subordinated Financing Agreement”), between Tianfu Investments Limited, a Cayman Islands exempted company with limited liability (“Holdco” ), and Abax Emerald Ltd., pursuant to which Abax Emerald Ltd. has agreed, subject to the terms and conditions thereof, to provide the debt financing amounts set forth therein (the “Abax Debt Financing,” and together with the CDB Debt Financing, the “Debt Financing”), (iii) an executed equity commitment letter (the “Abax Commitment Letter,” and together with the Senior Financing Agreement and the Subordinated Financing Agreement, the “Financing Documents”), pursuant to which Abax Global Capital and/or Abax Global Capital (Hong Kong) Limited on behalf of certain of the funds and/or entities that they manage or advise (collectively, the “Abax Funds”) have committed, subject to the terms and conditions thereof, to provide the equity investment set forth therein (the “Abax Equity Financing,” and together with the Abax Debt Financing, the “Abax Financing”) and (iv) an executed contribution agreement (the “Contribution Agreement”), pursuant to which Mr. Tianfu Yang and certain other stockholders of the Company listed on Schedule A thereto have agreed, subject to the terms and conditions thereof, to contribute the Shares owned by them to Parent in exchange for newly issued shares of Holdco prior to the consummation of the Merger.

(c)           Each of the Abax Commitment Letter and the Subordinated Financing Agreement is in full force and effect and is a legal, valid and binding obligation of Holdco and of the other parties thereto.  The Senior Financing Agreement is in full force and effect and is the legal, valid and binding obligations of Parent and, to the knowledge of Parent, the Bank Lender.  The Contribution Agreement is in full force and effect and is a legal, valid and binding obligation of Holdco, Parent, Mr. Tianfu Yang, and the other parties thereto.  None of the Financing Documents has been or will be amended or modified, except as consistent with Section 5.14, and the respective commitments contained in the Financing Documents have not been withdrawn or rescinded in any respect as of the date hereof.  The Contribution Agreement has not been nor will it be amended or modified.

(d)           No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under the Contribution Agreement or any Financing Document or that would otherwise excuse or permit the Bank Lender, Abax Emerald Ltd. or any of the Abax Funds to refuse to fund their respective obligations under the Financing Documents to which each is party; and subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof and the satisfaction of the conditions set forth in Sections 6.1 and 6.3 hereof, none of Parent, Holdco or Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis each and every term or condition of closing to be satisfied by it in any of the Financing Documents or the Contribution Agreement, on or prior to the Closing Date.  There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Debt Financing and the Abax Equity Financing other than as expressly set forth in or contemplated by the Financing Documents as in effect on the date hereof.  There are no conditions precedent related to the contribution of Shares or issuance of new shares of Holdco contemplated by the Contribution Agreement or the Abax Commitment Letter other than as expressly set forth therein or contemplated thereby.

(e)           There are no side letters or other agreements, contracts, or arrangements (written or oral) related to the funding or investing, as applicable, of the full amount of (i) the CDB Debt Financing other than as expressly set forth in or contemplated by the Senior Financing Agreement, (ii) the Abax Debt Financing other than as expressly set forth in or contemplated by the Subordinated Financing Agreement and the Warrant Agreement dated as of June 19, 2011 between Holdco and Abax Lotus Ltd. (the “2011 Warrant Agreement”) and (iii) the Abax Equity Financing other than as expressly set forth or contemplated in the Abax Commitment Letter.  There are no side letters or other agreements, contracts or arrangements related to the contribution of the Shares or issuance of new shares of Parent or Holdco other than as expressly set forth in or contemplated by the Contribution Agreement, the Abax Commitment Letter or the 2011 Warrant Agreement.

Section 4.9        Vote/Approval Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.  The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement and the Merger and the other transactions contemplated hereby.

Section 4.10      Ownership of Shares.  Other than as set forth on Schedule 4.9 hereto, neither Parent nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.

Section 4.11      Brokers.  No broker, investment banker, financial advisor or other Person, other than Goldman Sachs (Asia) L.L.C., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.12      Solvency of Parent and the Surviving Corporation.  Immediately following the Effective Time and after giving effect to the Merger and taking into account the financing and related transaction costs necessary in order to consummate the Merger, Parent, the Surviving Corporation and each of its Subsidiaries will not (i) be insolvent (either because their respective financial conditions are such that the sum of their debts is greater than the fair market value of their assets or because the fair saleable value of their assets is less than the amount required to pay their probable liability on their existing debts as such debts mature); (ii) have unreasonably small capital with which to engage in the business of the Company as conducted immediately prior to the consummation of the Merger; or (iii) have incurred debts beyond their ability to pay such debts as such debts become due, taking into account the timing of and amounts of cash to be received by them and the timing of and amounts of cash to be payable on or in respect of their respective indebtedness, in each case after giving effect to the transactions contemplated by this Agreement.

Section 4.13      Access to Information.  Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the Business with the management of the Company, (b) has had access to the books and records of the Company, the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review, and (c) has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby, and has not relied on any representation, warranty, or other statement by any Person regarding the Company and its Subsidiaries, except as expressly set forth in Article III.

Section 4.14      Guarantee.  Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a guarantee (the “Guarantee”), dated as of the date hereof, from Mr. Tianfu Yang, Abax Lotus Ltd., Abax Nai Xin A Limited and the other Abax Funds, in respect of certain obligations of Parent and Merger Sub under this Agreement.  The Guarantee is in full force and effect and is the valid, binding and enforceable obligation of Mr. Tianfu Yang, Abax Lotus Ltd., Abax Nai Xin A Limited and the other Abax Funds, respectively, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of Mr. Tianfu Yang, Abax Lotus Ltd., Abax Nai Xin A Limited or any of the other Abax Funds, as applicable, thereunder.

Section 4.15      Voting Support Agreement.  Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a true, complete and correct copy of a voting support agreement (the “Voting Support Agreement”), to be executed concurrently herewith by the Company and the other parties thereto, pursuant to which all Persons contributing shares pursuant to the Contribution Agreement have agreed, among other things, to vote all Shares owned by them at the time of the Company Stockholders’ Meeting in favor of the Merger.  The Voting Support Agreement shall be in full force and effect as of the date of this Agreement and is and shall remain a legal, valid and binding obligation of Parent and the other parties thereto for so long as it is in full force and effect.  The Voting Support Agreement has not been nor will it be amended or modified, except as permitted thereunder to allow Affiliates of Parent who initially acquire Shares subsequent to the date hereof to execute joinders to the Voting Support Agreement.

Section 4.16      No Other Agreements.  As of the date of this Agreement, other than the Contribution Agreement, the Guarantee, the Voting Support Agreement and the 2011 Warrant Agreement, there are no oral or written agreements or undertakings (a) between Holdco, Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees, or stockholders, on the other hand, that relate in any way to the transactions contemplated hereby, or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different form or amount than the Merger Consideration.

Section 4.17      Nevada Takeover Statutes.  Assuming the representations in Sections 3.2(b) and 3.3(a) are true and correct, neither Parent nor Merger Sub has any reason to believe that any of the requirements or restrictions of the Nevada Takeover Laws would apply to prevent the consummation of any of the transactions contemplated hereby, including the Merger.

Section 4.18      Non-Reliance on Company Estimates.  The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections, forecasts, plans and budgets for the business of the Company and its Subsidiaries.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and, absent fraud or willful misconduct on the part of the Company, neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 4.19      No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty to the Company.

ARTICLE V
COVENANTS AND OTHER AGREEMENTS

Section 5.1        Conduct of Business.

(a)           The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as contemplated or permitted by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company shall, and shall cause each of its Subsidiaries to use reasonable best efforts to conduct its business in the ordinary course of business, to preserve substantially intact its business organization and to preserve its present relationships with customers, suppliers and other Persons with which it has material business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

(b)          Between the date of this Agreement and the Effective Time, except (w) as contemplated or permitted by this Agreement, (x) as disclosed in Section 5.1 of the Company Disclosure Letter, (y) as required by applicable Law, or (z) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), neither the Company nor any of its Subsidiaries shall:

(i)            amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;

(ii)           issue, deliver, sell, pledge, authorize, dispose of or encumber any shares of its capital stock, or grant to any Person any right to acquire any shares of its capital stock, except (A) pursuant to the exercise of Company Stock Options, Company Warrants or settlement of other awards outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments, (B) issuances in accordance with the Company Stock Plans, or (C) the grant of Company Stock Options (and issuances of Shares pursuant thereto) made in the ordinary course of business consistent with past practice;

(iii)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries);

(iv)          adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of the Company (except in connection with cashless exercises or similar transactions pursuant to the exercise of Company Stock Options, Company Warrants or settlement (including settlement of tax withholding obligations) of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or directly or indirectly reclassify, combine, split, subdivide, repurchase, or otherwise amend the terms of its capital stock;

(v)           (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, which is or are material to the Company and its Subsidiaries taken as a whole, other than purchases of inventory and other assets in the ordinary course of business consistent with past practice or pursuant to existing agreements; or (B) sell, transfer, mortgage, encumber, or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, which is or are material to the Company and its Subsidiaries taken as a whole, other than sales or dispositions of inventory and other assets in the ordinary course of business consistent with past practice or pursuant to existing agreements;

(vi)          other than in the ordinary course of business consistent with past practice, enter into, materially amend or terminate any Material Contract;

(vii)         commit to any material new capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth on Section 5.1(b)(vii) of the Company Disclosure Letter;

(viii)        (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), (B) incur any indebtedness for borrowed money or issue any debt securities, or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guarantee by the Company on behalf of its Subsidiaries), in each case, (1) in excess of $250,000 individually or $1,000,000 in the aggregate, or (2) other than in the ordinary course of business consistent with past practice;

(ix)           other than in the ordinary course of business consistent with past practice, (A) materially increase the compensation or benefits of any director or executive officer of the Company or any of its Subsidiaries, (B) amend or adopt any Plan (other than any such adoption or amendment that does not materially increase the cost to the Company or any of its Subsidiaries of maintaining the applicable Plan) with or for the benefit or its employees or directors, (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation, or (D) enter into any employment agreement with any director or officer of the Company or its Subsidiaries;

(x)            implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in Law or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi)           compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages (A) not in excess of $250,000 individually or $1,000,000 in the aggregate, or (B) consistent with the reserves reflected in the Company’s balance sheet at December 31, 2010; or

(xii)          agree to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xi).

Section 5.2        Conduct of Business of Parent and Merger Sub Pending the Merger.  From and after the date hereof and prior to the Effective Time, and except as may otherwise be required by applicable Law, each of Parent and Merger Sub agrees that it shall not, directly or indirectly, take any action which is intended to or which would reasonably be expected to (a) materially adversely affect or materially delay the ability of Parent or Merger Sub to obtain any approvals of any Governmental Entity necessary for the consummation of the transactions contemplated hereby, (b) prevent it from performing its covenants or agreements, (c) cause its representations and warranties set forth in Article IV to be untrue in any material respect, or (d) otherwise, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.3        No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4        Acquisition Proposals.

(a)           Except as set forth in this Section 5.4, from and after the date of this Agreement, the Company agrees that neither it, nor any of its Subsidiaries shall, and that it shall not authorize or knowingly permit its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant (collectively, “Representatives”) retained by the Company or any of its Subsidiaries to, directly or indirectly, (i) initiate, solicit, endorse or knowingly encourage, induce, or facilitate (including by providing information) any inquiries, proposals or offers or afford access to the employees, business, properties, assets, books, or records of the Company or any of its Subsidiaries with respect to, or the making or completion of, an Acquisition Proposal, (ii) engage, continue, or otherwise participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, (iv) approve, endorse or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or (v) resolve or agree to take any of the actions described in clauses (i), (ii), (iii) or (iv); provided, however, it is understood and agreed that any determination or action by the Company, the Special Committee, or the Company Board permitted under Section 5.4(b) or (c) or Section 7.1(c)(ii) shall not be deemed to be a breach of this Section 5.4(a).  Upon the execution of this Agreement, the Company agrees, and the Special Committee will direct, that the Company and its Subsidiaries and its and their Representatives will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and use reasonable best efforts to request the prompt return or destruction of all copies of confidential information previously furnished to any such Person, subject to the terms of the confidentiality agreements entered into by such Persons, on the one hand, and the Company, on the other hand.

(b)           Notwithstanding anything to the contrary in Section 5.4(a), at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company may, in response to a bona fide written Acquisition Proposal that did not result from a breach of Section 5.4(a) and that the Special Committee, which shall have full, sole, and exclusive authority to make such decision determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, constitutes or may reasonably be expected to lead to a Superior Proposal, (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement on terms, including with respect to the “standstill” provisions thereof, at least as restrictive as those contained in the Confidentiality Agreement (except for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement), and (ii) participate, through the Special Committee, in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company shall promptly (and in any event, within 48 hours) provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously or concurrently provided or made available to Parent; provided, further, however, that any definitive merger or similar agreement with respect to any Acquisition Proposal shall be subject to approval by the Company Board.

(c)           In all cases, subject to the permitted actions contemplated by Section 7.1(c)(ii) and the next sentence of this Section 5.4(c), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, its recommendation of this Agreement or the Merger, (ii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal (any of such actions described in clauses (i) or (ii) being referred to as an “Adverse Recommendation Change”) or (iii) adopt, approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement constituting or related to, or that would reasonably be expected to result in, any Acquisition Proposal (other than a confidentiality agreement in accordance with Section 5.4(b)).  Notwithstanding anything to the contrary in this Section 5.4, if, prior to obtaining the Company Stockholder Approval, the Special Committee, which shall have full, sole, and exclusive authority to make such decision determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be inconsistent with the discharge or exercise of its fiduciary duties under applicable Law, may recommend an Adverse Recommendation Change to the Company Board, which, upon receiving such recommendation from the Special Committee, may effect an Adverse Recommendation Change in accordance with this Section 5.4(c). The Company Board shall not be entitled to effect an Adverse Recommendation Change or terminate this Agreement as permitted under Section 7.1(c)(ii) unless (i) the Company has provided written notice (a "Notice of Recommendation Change") at least three Business Days in advance to Parent and Merger Sub advising Parent that the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make an Adverse Recommendation Change or to terminate this Agreement, as applicable, would be inconsistent with the discharge or exercise of its fiduciary duties under applicable Law.  In the event that the basis of such proposed action by the Company is in connection with a Superior Proposal, the Notice of Recommendation Change shall include the terms and conditions of such Superior Proposal (including the identity of the third party making the Superior Proposal and any financing materials related thereto, if any); (ii) during the three Business Day period following receipt by Parent and Merger Sub of the Notice of Recommendation Change, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing Documents so that such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of the three Business Day period, the Company Board and the Special Committee shall have determined in good faith after consultation with their outside legal counsel, taking into account any changes to this Agreement and the Financing Documents proposed in writing by Parent and Merger Sub in response to the Notice of Recommendation Change or otherwise, that the Superior Proposal giving rise to the Notice of Recommendation Change continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Recommendation Change and the Company shall be required to comply again with the requirements of this Section 5.4(c).

(d)           The Company promptly (and in any event within 48 hours of knowledge thereof) shall notify Parent in writing of (i) any Acquisition Proposal, (ii) any request for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal, and (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request; provided, in each case, that such Acquisition Proposal, request or inquiry is received by the Special Committee, its agents or its advisors. The Company shall (x) keep Parent informed in all material respects of the status and details (including material amendments to the terms thereof) of such Acquisition Proposal, inquiry or request and (y) provide to Parent as soon as practicable after receipt thereof copies of all material written correspondence relating to such Acquisition Proposal or request exchanged between the Company or any of its Subsidiaries, on the one hand, and the Person making such Acquisition Proposal or request, on the other hand, concerning the material terms and conditions thereof; provided that this obligation shall be excused if and to the extent that the Special Committee, its agents and its advisors shall be unaware of such information and documents.

(e)           Nothing set forth in this Agreement shall prevent the Company Board, after consultation with the Special Committee, or the Special Committee, after providing prior notice to the Company Board, from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), or from (ii) making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board or Special Committee, as applicable, after consultation with their respective outside counsels, failure to disclose such information would reasonably be expected to be inconsistent with the Company Board’s or Special Committee’s, as applicable, fiduciary duties or violate their respective obligations under applicable Law and none of such actions or communications shall constitute an Adverse Recommendation Change.

Section 5.5        Preparation of Proxy Statement and Schedule 13E; Stockholders’ Meeting.

(a)           As promptly as reasonably practicable following the date of this Agreement, the Company shall, with the assistance of Parent, prepare and file the Proxy Statement with the SEC.  Concurrently with filing the Proxy Statement with the SEC, the Company and Parent shall prepare and file the Schedule 13E with the SEC.  Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement and the Schedule 13E.  Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company in writing the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in each of the Proxy Statement and the Schedule 13E.  Each of Parent, Merger Sub, and the Company shall use all commercially reasonable efforts to resolve all SEC comments with respect to the Proxy Statement and the Schedule 13E as promptly as practicable after receipt thereof.  Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in either the Proxy Statement or the Schedule 13E which shall have become false or misleading.  Each of Parent, Merger Sub, and the Company shall as soon as reasonably practicable notify the others of the receipt of any comments from the SEC with respect to either the Proxy Statement or the Schedule 13E and any request by the SEC for any amendment to either the Proxy Statement or the Schedule 13E or for additional information with respect to either the Proxy Statement or the Schedule 13E and provide Parent with copies of all correspondence between the Company and the SEC with respect to the Proxy Statement and Schedule 13E.  Prior to filing or mailing (as applicable) the Proxy Statement and Schedule 13E (or any amendment of supplement thereto), or responding to any comments from the SEC with respect thereto, Parent and its counsel shall be given seven Business Days to review and comment on the Proxy Statement, Schedule 13E and any proposed responses to any SEC comments or communications, and the Company shall consider all additions, deletions or changes suggested thereto by Parent and its counsel in good faith.

(b)           As promptly as reasonably practicable following the clearance of the Proxy Statement and Schedule 13E by the SEC, the Company, acting through the Company Board, shall (i) take all action necessary to establish a record date, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”), and mail the Proxy Statement to all of the Company’s stockholders as of the record date established for the Company Stockholders’ Meeting, and (ii) except to the extent that an Adverse Recommendation Change shall have been effected in accordance with Section 5.4(c), include in the Proxy Statement the recommendation of the Company Board that the stockholders of the Company vote in favor of the approval of this Agreement and the Merger; provided, however, that the Company shall be permitted to delay, postpone, or cancel the Company Stockholders’ Meeting (but not beyond the Termination Date) if in the good faith judgment of the Company Board, acting upon the recommendation of the Special Committee (after consultation with their respective legal counsels), a failure to effect such delay, postponement, or cancellation would be inconsistent with the discharge or exercise of their respective fiduciary duties under applicable Law.

Section 5.6        Access to Information; Confidentiality.

(a)           From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries, officers, directors and Representatives to, afford to Parent reasonable access during normal business hours, consistent with applicable Law, to its officers, key management employees, properties, offices, other facilities and books and records, and shall furnish Parent with all financial, operating and other data and information as Parent shall reasonably request in writing (it being agreed, however, that the foregoing shall not permit Parent or its officers, employees or Representatives to conduct any environmental testing or sampling or other invasive testing) and, during such period, each of Parent and the Company shall, and the Company shall cause its Significant Subsidiaries to, make available to the other party, to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of applicable United States federal and state securities Laws, and Cayman, PRC, and Hong Kong securities Laws.  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties.  Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company, or (iii) otherwise violate any applicable Law.

(b)           Each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the non-disclosure letter agreement, dated January 9, 2011 as amended February 22, 2011, between Abax Global Capital (Hong Kong) Limited and the Company, (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms, and which Parent and Merger Sub agree would be binding upon them, the terms of this Section 5.6(b) notwithstanding.

Section 5.7        Further Action; Efforts.

(a)           Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement at the earliest practicable date, including:  (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent under any applicable Law; (ii) defending all Actions by or before any Governmental Entity challenging this Agreement or the consummation of the Merger; and (iii) resolving any objection asserted with respect to the transactions contemplated under this Agreement under any applicable Law raised by any Governmental Entity and preventing the entry of any court order, and vacating, lifting, reversing, or overturning any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.

(b)           If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response which is, at a minimum, in substantial compliance with such request.

(c)           The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:

(i)           cooperating with each other in connection with filings required to be made by any party under applicable Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities.  In particular, to the extent permitted by Law or appropriate Governmental Entity, no party will make any notification in relation to the transactions contemplated hereunder without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii)           furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable Law in connection with the transactions contemplated by this Agreement;

(iii)           promptly notifying each other of any communications (and, unless precluded by Law, providing copies of any such communications that are in writing) from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement; and

(iv)           without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(d)           Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other party.

(e)           If (i) two full Business Days have elapsed since the Effective Time and (ii) Parent has not made the deposits called for by Section 2.3(a),  the parties agree they shall, at the Special Committee's request, take any and all steps as may be necessary or appropriate in order to unwind the effect of the filing of the Articles of Merger in order to place the parties, and their respective shareholders and owners, in the same positions they occupied prior to the filing of the Articles of Merger.

Section 5.8        Takeover Laws.  If any of the Nevada Takeover Laws is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and Parent and their respective boards of directors shall take such commercially reasonable actions as may be necessary to render such Nevada Takeover Law inapplicable to all of the foregoing or to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Nevada Takeover Laws on this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.9        Notification of Certain Matters.  The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation or Parent, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby, or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not (i) cure any breach of, or noncompliance with, any other provision of this Agreement, or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Merger set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure.  The parties agree and acknowledge that the Company’s compliance or failure of compliance with this Section 5.9 shall not be taken into account for purposes of determining whether the condition referred to in Section 6.3(b) shall have been satisfied.

Section 5.10       Indemnification, Exculpation and Insurance.

(a)           Without limiting any additional rights that any employee may have under any agreement or Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer or director of the Company and its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries, or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as at the date hereof.  In the event of any such Action, (A) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Surviving Corporation to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as at the date hereof within 10 Business Days of receipt by Parent or the Surviving Corporation from the Indemnified Party of a request therefor; provided, that any Person to whom expenses are advanced provides an unsecured undertaking, if and only to the extent required by the NRS, the Company Charter, the Company Bylaws, or any indemnification agreement in effect immediately prior to the Effective Time, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, (B) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim and does not include an admission of fault or wrongdoing by any Indemnified Party or such Indemnified Party otherwise consents, and (C) the Surviving Corporation shall cooperate in the defense of any such matter.  Parent and the Surviving Corporation shall be jointly and severally liable for the obligation to provide indemnification to the Indemnified Parties.

(b)          Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Company Charter or Company Bylaws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(c)           Prior to the Closing Date, Parent shall purchase for the benefit of the Company and the current and former officers and directors of the Company a fully prepaid, irrevocable, non-cancellable directors’ and officers’ liability insurance and fiduciary liability insurance “tail policy” with an expiration date not earlier than the date that is six years after the date of the Effective Time of at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate than the Company’s current policies, with respect to matters arising on or before the Effective Time including the transactions contemplated hereby.  Parent shall not take any steps, nor shall it permit the Company to take any steps, to cause such “tail policy” to lapse or be terminated prior to its expiration date.

(d)           Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.10 shall continue in effect until the final disposition of such Action.

(e)           The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  The provisions of this Section 5.10 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f)           In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.10.

Section 5.11      Rule 16b-3.  Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12      Public Announcements.  Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.  Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

Section 5.13      Obligations of Merger Sub.  Parent shall take all commercially reasonable actions necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 5.14      Financing; Equity Rollover.

(a)           Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause its and their respective Representatives to, at Parent’s sole expense, provide to Holdco, Parent and Merger Sub such cooperation reasonably requested by Parent that is necessary in connection with the Debt Financing (provided that such requested cooperation is consistent with applicable Law and does not unreasonably interfere with the operations of the Company and its Subsidiaries), including (i) participation in a reasonable number of meetings, presentations, and due diligence sessions; (ii) as promptly as reasonably practical, furnishing Holdco, Parent and, as applicable, the Bank Lender and lenders party to the Subordinated Financing Agreement with financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent; and (iii) using reasonable best efforts to obtain, at the expense of Parent, customary legal opinions and other documentation and items relating to the Debt Financing as reasonably requested by Parent and, if requested by Holdco, Parent or Merger Sub, to cooperate with and assist Holdco, Parent or Merger Sub, at the expense of Parent, in obtaining such documentation and items.  Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 5.14 or otherwise in connection with any Debt Financing (x) to pay any commitment or other similar fee prior to the Effective Time, (y) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof, or (z) to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective Time or that would otherwise subject it to actual or potential liability in connection with any Debt Financing.  Parent shall indemnify, defend, and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with (1) any action taken by them at the request of Holdco, Parent or Merger Sub pursuant to this Section 5.14 or in connection with the arrangement of any Debt Financing or (2) any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries).  Nothing contained in this Section 5.14 or otherwise shall require the Company to be an issuer or other obligor with respect to any Debt Financing prior to the Effective Time.  All material, non-public information regarding the Company and its Subsidiaries provided to Holdco, Parent, Merger Sub or their respective Representatives pursuant to this Section 5.14 shall be kept confidential by them in accordance with the Confidentiality Agreement.

(b)           Holdco and Parent shall each use their respective reasonable best efforts to complete the Debt Financing and the Abax Equity Financing at Closing on the terms and conditions described in the Financing Documents and shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Documents without the prior written consent of both the Special Committee and the Company Board if such amendments, modifications or waivers would or would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing and the Abax Equity Financing below the amount required to consummate the Merger, (ii) impose new or additional conditions to the receipt of the Debt Financing or the Abax Equity Financing, (iii) prevent or materially delay the consummation of the transactions contemplated by this Agreement or (iv) adversely impact the ability of Holdco, Parent or Merger Sub to enforce their respective rights against the other parties to the Financing Documents; provided that, the foregoing notwithstanding, Holdco may amend the Subordinated Financing Agreement to add lenders or similar entities who had not executed the Subordinated Financing Agreement as of the date of this Agreement (each on a non-exclusive basis until the Closing Date and so long as any such amendment does not result in a release, or reduction, of any of the funding commitments of the lenders party to the Subordinated Financing Agreement as in effect on the date hereof).  In connection with the foregoing, Parent hereby represents and warrants that all material documentation required to be delivered to the Bank Lender, Abax Emerald Ltd. or the Abax Funds in order to satisfy the conditions to funding set forth in the Financing Documents to which each is party have been agreed as to form with the Bank Lender, Abax Emerald Ltd. or the Abax Funds, as the case may be.  In addition, Holdco and Parent shall each use their respective reasonable best efforts to (A) negotiate definitive agreements with respect to the Abax Equity Financing on the terms and conditions contained in the Abax Commitment Letter, or on other terms reasonably acceptable to Parent and Holdco and not in violation of this Section 5.14, and (B) satisfy on a timely basis all conditions applicable to the Debt Financing (x) in the case of the CDB Debt Financing, set forth in the Senior Financing Agreement, and (y) in the case of the Abax Debt Financing, set forth in the Subordinated Financing Agreement.  In the event that all conditions to funding under the Financing Documents (other than, with respect to the Debt Financing, the availability of equity financing) have been satisfied, Holdco and Parent shall each use their respective reasonable best efforts to cause the lenders and other Persons to fund the Debt Financing and Abax Equity Financing required to consummate the Merger and related transactions on the Closing Date (including taking enforcement actions to cause such lenders and other Persons to provide such financing).  In the event any portion of the Debt Financing or the Abax Equity Financing becomes unavailable on the terms and conditions contemplated in the Financing Documents, (1) Parent shall promptly notify the Company, and (2) Holdco and Parent shall each use their respective reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms not materially less beneficial to Holdco, Parent and Merger Sub (as determined in the reasonable judgment of Holdco and/or Parent, as applicable), in an amount sufficient to consummate the Merger as promptly as possible, but in any event no later than the earlier of (1) 30 days after the originally contemplated Closing Date, or (2) the Termination Date.  Except as provided elsewhere in this Section 5.14, nothing contained in this Agreement shall prohibit Holdco, Parent or Merger Sub from entering into agreements relating to the Debt Financing, the Abax Equity Financing or the operation of Holdco, Parent, Merger Sub or, as of the Effective Time, the Surviving Corporation, including adding other equity providers or operating partners (so long as any such agreements or entering into such agreements would not reasonably be expected to materially impair or delay the Closing).

(c)           Holdco and Parent shall each use their respective reasonable best efforts to consummate the transactions contemplated by the Contribution Agreement immediately prior to the Closing on the terms and conditions described in the Contribution Agreement and shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Contribution Agreement that would reasonably be expected to (in the Special Committee’s good faith judgment) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 5.15      Delisting.  Parent shall cause the Company’s securities to be de-listed from NASDAQ and deregistered under the Exchange Act at or as soon as practicable following the Effective Time.

Section 5.16      Knowledge of Inaccuracies.  It is agreed that Parent shall not have any right to (a) terminate this Agreement under Section 7.1(d)(i) or (b) claim any damage or seek any other remedy at Law or in equity for any breach of or inaccuracy in any representation or warranty made by the Company in Article III to the extent both (i) Mr. Tianfu Yang and (ii) Abax Global Capital (Hong Kong) Limited or any of its Affiliates had actual knowledge of such breach of or inaccuracy in such representation or warranty as of the date hereof.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1        Conditions to Each Party’s Obligation to Effect the Merger.  The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)           No Injunctions or Legal Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

Section 6.2        Conditions to the Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time, of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining whether such Parent Material Adverse Effect threshold has been met, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded in determining the accuracy of such representations and warranties).

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)           Officer’s Certificate.  The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

Section 6.3        Conditions to the Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company (i) set forth in Sections 3.1, 3.2, 3.3, 3.6, and 3.8 shall be true and correct in all respects, and (ii) set forth in each other Section or subsection of this Agreement shall be true and correct, except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining whether such Material Adverse Effect threshold has been met, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded in determining the accuracy of such representations and warranties), in the case of each of clauses (i) and (ii), as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)           No Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Material Adverse Effect.

(d)           Officer’s Certificate.  Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 6.3(a), 6.3(b), and 6.3(c).

Section 6.4        Frustration of Closing Conditions.  None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

Section 6.5        No Financing Condition.  For the avoidance of doubt, the obtaining of financing is not a condition to the obligations of Parent and Merger Sub to effect the Merger.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1        Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company:

(i)           if the Merger shall not have been consummated on or before March 8, 2012 (the “Termination Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of, or resulted primarily in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a breach of this Agreement.

(ii)           if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, or decree, ruling or other action in accordance with Section 5.7; or

(iii)           if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(c)           by the Company:

(i)           if (A) Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach of failure to perform (1) would result in the failure of a condition set forth in Section 6.1 or 6.2, and (2) cannot be cured by the Termination Date; provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (or if such breach or failure to perform occurs within 30 days of the Termination Date, delivered within 7 days of such breach or of the date such performance was due), stating the Company’s intention to terminate this Agreement pursuant to Section 7.1(c)(i)(A) and the basis for such termination, or (B) at any time, the guarantees described in Section 4.14, or the Financing Documents, are not in full force and effect in all material respects (with respect to the commitment to pay or fund thereunder) and such condition continues until the earlier of (1) the Termination Date or (2) five Business Days following written notice to Parent; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii)           in order to enter into a definitive written agreement with respect to a Superior Proposal, if prior to the receipt of the Company Stockholder Approval, (A) the Special Committee has received a Superior Proposal not in violation or contravention of any of the provisions of Section 5.4(a) or Section 5.4(b), (B) the Company has complied with the provisions of Section 5.4(c), and (C) prior to or concurrently with such termination, the Company pays the fee due under Section 7.3; or

(iii)           if all the closing conditions contained in Section 6.1 and 6.3 have been satisfied (or are capable of being satisfied) and Parent fails to fund the Payment Fund within one Business Day following the date the Closing should have occurred;

(d)           by Parent:

(i)           if (subject to Section 5.16) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.3, and (B) cannot be cured by the Termination Date; provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (or if such breach or failure to perform occurs within 30 days of the Termination Date, delivered within 7 days of such breach or of the date such performance was due), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii)           if an Adverse Recommendation Change shall have been effected.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party, specifying the basis for such termination.

Section 7.2        Effect of Termination.  In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Section 3.23 and 4.11 (Brokers), Section 5.12 (Public Announcements), Section 7.2 (Effect of Termination), Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (Parties in Interest), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section  8.9 (Assignment; Successors), Section 8.10 (Enforcement), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) of this Agreement shall survive the termination hereof.  Notwithstanding anything to the contrary in this Agreement, if Parent and Merger Sub fail to effect the Merger or otherwise are in breach of this Agreement, then the aggregate liability of Parent, Merger Sub and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees shall be limited to the amount of the Parent Termination Fee and, in the case of the foregoing persons party to the Guarantee, the costs of enforcement thereon and no Person shall have any rights under the Abax Commitment Letter, whether at law or equity, in contract, in tort or otherwise.  None of Parent, Merger Sub or any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement except as expressly provided herein (including Section 8.10).

Section 7.3        Fees and Expenses.

(a)           Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement and filing of the Schedule 13E (including, in each case, applicable SEC filing fees) and the solicitation of the Company Stockholder Approval shall be shared equally by Parent and the Company.

(b)           If:

(i)           this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) (but only if the Company Stockholders’ Meeting has not been held by the Termination Date) or Section 7.1(b)(iii) and, in either case, (A) at any time after the date of this Agreement and prior to the termination under Section 7.1(b)(i) or the taking of a vote to approve this Agreement at the Company Stockholders’ Meeting or any adjournment or postponement thereof (in the case of a termination pursuant to Section 7.1(b)(iii)), an Acquisition Proposal shall have been publicly announced by the Company and not withdrawn prior to such termination under Section 7.1(b)(i) or such vote to adopt this Agreement, as applicable, and (B) within 12 months after such termination, the Company shall have entered into a definitive agreement with respect to, or shall have consummated, such Acquisition Proposal (provided, that for purposes this Section 7.3(b)(i), the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

(ii)           this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii); or

(iii)           this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii)

then, in any such case, the Company shall pay Parent a termination fee of $22,500,000 (the “Company Termination Fee”), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c)           If the Company terminates this Agreement pursuant to Section 7.1(c)(i), and at the time of such termination, there is no state of facts or circumstances (other than such state of facts or circumstances as gave rise to the Company’s right to terminate this Agreement pursuant to Section 7.1(c)(i)) that would cause the conditions in Sections 6.1, 6.2, and 6.3 not to be satisfied on or prior to the Termination Date, or pursuant to Section 7.1(c)(iii), then Parent shall pay a termination fee to the Company in an amount equal to $30,000,000 (the “Parent Termination Fee” ), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.  The parties agree that the payment of the Parent Termination Fee shall constitute liquidated damages and not a penalty and shall be the sole and exclusive remedy available to the Company with respect to this Agreement and the transactions contemplated hereby in the event any such payment becomes due and payable and, upon payment of the Parent Termination Fee, that Parent (and its Subsidiaries, including Merger Sub, and their Representatives) shall have no further liability to the Company (or its Subsidiaries or Representatives) hereunder.

(d)           Payment of the Company Termination Fee or Parent Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent or the Company, as applicable by (A) the Company (i) on the earlier of the execution of a definitive agreement with respect to or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i), or (ii) as promptly as reasonably practicable (and in any event within five Business Days) after termination, in the case of termination by the Company pursuant to Section 7.1(c)(ii) or by Parent pursuant to Section 7.1(d)(ii), or (B) Parent, as promptly as practicable (and in any event within five Business Days) after termination, in the case of termination by the Company pursuant to Section 7.1(c)(i) or Section 7.1(c)(iii).

(e)           Each of the Company and Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and, therefore, the amounts payable pursuant to Sections 7.3(b) and 7.3(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or the Company commences a suit that results in a judgment against the Company or Parent, as the case may be, for the amounts set forth in this Section 7.3, the Company or Parent, as applicable, shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4        Amendment or Supplement.  This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5        Extension of Time; Waiver.  At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption.  Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1        Nonsurvival of Representations and Warranties.  None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent, Merger Sub or the Surviving Corporation, to:

c/o Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu,
Harbin Kai Fa Qu, Harbin, PRC 150060
Attention:  Mr. Tianfu Yang
Facsimile:  +86 (451) 8611 6769
E-mail:	manager@tech-full.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLC
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention:	Michael V. Gisser
Peter X. Huang
Facsimile:	+86 10 6535 5577
E-mail:	Michael.Gisser@skadden.com
Peter.Huang@skadden.com

(ii)	if to Company, to:

Harbin Electric, Inc.
No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060
Attention:	Mr. Tianfu Yang and Ms. Christy Shue
Facsimile:	+86 451 8611 6769
E-mail:	manager@tech-full.com
cshue@harbinelectric.com

with copies (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
2029 Century Park East
Los Angeles, California 90067
Attention:  Jonathan K. Layne
Facsimile:  (310) 552-7053
E-mail:	JLayne@gibsondunn.com

and

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attention:  Angela M. Dowd and Mitchell S. Nussbaum
Facsimile:  (212) 407-4990
E-mail:  adowd@loeb.com and mnussbaum@loeb.com

Section 8.3        Certain Definitions.  For purposes of this Agreement:

(a)           “2005 Stock Option Plan” means the Harbin Electric Inc. 2005 Stock Option Plan;

(b)           “2006 Warrant Agreement” means the warrant agreement between the Company and The Bank of New York, as collateral agent, dated August 30, 2006;

(c)           “Acquisition Proposal” means any inquiry, proposal, indication of interest, or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction (whether in a single transaction or a series of transactions) involving an acquisition of the Company (or assets of the Company which, or any Subsidiary or Subsidiaries of the Company whose business, constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole), or (ii) the acquisition in any manner, directly or indirectly, of beneficial ownership of 20% or more of the equity securities or consolidated total assets of the Company and its Subsidiaries, in each case other than the Merger;

(d)           “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, that for the avoidance of doubt, for all purposes under this Agreement, Mr. Tianfu Yang shall be deemed to be an Affiliate of Parent; provided, further, that with respect to the definition of the Majority of the Minority Approval, the following shall be deemed to be Affiliates of Parent:  (i) each party to the Contribution Agreement, (ii) each officer, director, or employee of the Company or its Subsidiaries who has entered into an agreement (whether written or oral) to contribute any Shares to Parent in lieu of receiving the Merger Consideration for such Shares, (iii) all other Persons who have entered into an agreement, arrangement, or understanding (whether written or oral) with Parent or any Affiliate of Parent to contribute Shares to Parent in lieu of receiving Merger Consideration for such Shares, and (iv) all Persons who the Company Board, upon the recommendation of the Special Committee and upon due inquiry, reasonably believes have reached an agreement or understanding (whether written or oral) with Parent or any Affiliate of Parent to receive, in connection with the consummation of the Merger, some benefit or value other than and in addition to the Merger Consideration to be received in respect of their Shares; provided that in no event shall the continued employment of any employee of the Company or any of its Subsidiaries with the Surviving Corporation or any of its Subsidiaries after the Effective Time, and the continued payment of compensation to such employee by the Surviving Corporation or any of its Subsidiaries after the Effective Time on terms substantially comparable to the compensation paid to such employee by the Company or any of its Subsidiaries as of the date of this Agreement, alone, in and of itself, be deemed to be a benefit or value other than and in addition to the Merger Consideration to be received in respect of Shares;

(e)           “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed;

(f)            “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(g)           “Environmental Laws” means all foreign, federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the ambient air, soil, surface water or groundwater, in effect as of the date of this Agreement;

(h)           “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws;

(i)            “knowledge” of the Company means the actual knowledge of the individuals listed on Section 8.3(j) of the Company Disclosure Letter;

(j)            “Material Adverse Effect” means any circumstance, event, change, occurrence, effect or development that, individually or in the aggregate has or is reasonably expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, or development resulting from (i) changes in general economic, financial market, business or geopolitical conditions, (ii) general changes or developments in any of the industries or markets in which the Company or its Subsidiaries operate, (iii) changes in exchange rates or interest rates or policy announcements or regulatory changes related to exchange rates or interest rates, (iv) any actions required under this Agreement to obtain any approval or authorization under applicable antitrust or competition Laws for the consummation of the Merger, (v) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (vi) any change in the price or trading volume of the Company’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (vii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (viii) any outbreak or escalation of hostilities or war or any act of terrorism, (ix) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise (including loan agreements with the Bank Lender or any other financing sources), with any customers, suppliers, lenders, distributors, partners or employees of the Company and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (x) any action taken or not taken by the Company, or which the Company causes to be taken or not taken by any of its Subsidiaries, in each case which is required by, resulting from or arising in connection with this Agreement, or (xi) any actions taken (or omitted to be taken) at the request of Parent; provided that, in the case of the foregoing clauses (i), (ii), and (v), the impact of such circumstance, event, change, occurrence, effect, or development is not disproportionately adverse to the Company and its Subsidiaries taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate; provided, further that only the disproportionate portion of the impact referenced in the preceding proviso shall be considered in determining whether there has been a Material Adverse Effect;

(k)           “Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act;

(l)            “Parent Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the transactions contemplated hereby (including the ability of Parent to obtain financing);

(m)          “Person” means an individual, corporation, partnership, limited liability company, association, trust, estate or other entity or organization, including any Governmental Entity;

(n)           “Plan”  means any bonus, deferred compensation, pension, profit-sharing, retirement, insurance, stock-purchase, stock option, or other fringe benefit plan, arrangement, or practice;

(o)           “Significant Subsidiary” means any “significant subsidiary” (other than any such subsidiary which is not more than 50% owned by the Company) of the Company within the meaning of Rule 1-02(w) of Regulation S-X of the SEC;

(p)           “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(q)           “Superior Proposal” means any Acquisition Proposal (A) on terms which the Special Committee, which shall have full, sole, and exclusive authority to make such decision determines, in its good faith judgment and in the good faith performance, discharge and exercise of its fiduciary duties, after consultation with its outside legal counsel and financial advisors, to be more favorable from a financial point of view to the Company and the holders of Shares than the Merger, taking into account all the terms and conditions of such proposal, and this Agreement (including any adjustment to this Agreement proposed by Parent in response to such Acquisition Proposal), and (B) that the Special Committee believes is reasonably capable of being completed, taking into account all financial (including economic and financing terms), regulatory, legal and other aspects of such proposal as the Special Committee, in the good faith performance, discharge and exercise of its fiduciary duties, deems relevant; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%;”

(r)            “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns required to be filed with any Governmental Entity relating to Taxes, including any amendments thereto; and

(s)           “Taxes” means federal, state, provincial, local or foreign taxes of whatever kind imposed by a Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

Section 8.4        Interpretation.  When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 8.5        Entire Agreement.  This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Letter, the Confidentiality Agreement, and the Voting Support Agreement constitute the entire agreement of the parties, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6        Parties in Interest.  This Agreement is not intended to, and shall not, confer upon any Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.10 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof, (b) from and after the Effective Time, the rights of holders of Shares to receive the Merger Consideration set forth in Article II, and (c) from and after the Effective Time, the rights of holders of Company Stock Options or Company Warrants to receive the payments contemplated by the applicable provisions of Section 2.2 in accordance with the terms and conditions of this Agreement.  The rights granted to Company stockholders pursuant to this Section 8.6 shall be enforceable on behalf of Company stockholders only by the Special Committee in its sole and absolute discretion, as agent for the Company stockholders, it being understood and agreed that any and all interests in such claims shall attach to the Shares and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (i) distributed, in whole or in part, by the Company to the record holders of Shares as of any date determined by the Company, or (ii) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties.  Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7        Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Nevada, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Nevada.

Section 8.8        Submission to Jurisdiction.  Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the courts of the State of Nevada located in Clark County, Nevada or the federal courts of the United States of America located in Clark County, Nevada.  Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Nevada as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the exclusive jurisdiction of the courts in Nevada as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9        Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10      Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached.  Accordingly, each of Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Nevada located in Clark County, Nevada or any federal court located in Clark County, Nevada, this being in addition to any other remedy to which such party is entitled at Law or in equity.  The Company further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or any remedy to enforce specifically the terms and provisions of this Agreement (other than the remedies for failure to fund the Merger Consideration set forth in Section 5.7(e)) and that the Company’s sole and exclusive remedies with respect to any such breach shall be the remedies set forth in Sections 7.1, 7.2 and 7.3 (which shall be in addition to the remedies set forth in Section 5.7(e), if applicable).

Section 8.11      Currency.  All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement, unless otherwise stated.

Section 8.12      Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13      Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO HEREIN, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF THE PARTIES HERETO AND THEIR AFFILIATES IN NEGOTIATION, ADMINISTRATION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT.

Section 8.14      Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.15      Facsimile or Electronic Signature.  This Agreement may be executed by facsimile or electronic signature and a facsimile or electronic signature shall constitute an original for all purposes.

Section 8.16      No Presumption Against Drafting Party.  Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.17      Parent Guarantee.  Parent agrees to take all commercially reasonable actions necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement, including those to be performed from and after the Effective Time.  Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement.  This is a guarantee of payment and performance and not of collectability.  Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 8.17.

Section 8.18      Payment of Sales, Use, or Similar Taxes.  Except as provided in Section 2.3(c), all sales, use, transfer, intangible, recordation, documentary stamp, or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by Parent.

Section 8.19      Personal Liability.  This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Company, Parent, Merger Sub (other than Parent), or any officer, director, employee, agent, representative or investor of or in any party hereto.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TECH FULL ELECTRIC COMPANY LIMITED

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

TECH FULL ELECTRIC ACQUISITION, INC.

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

HARBIN ELECTRIC, INC.

By:	/s/ Boyd R. Plowman
Name: Boyd R. Plowman
Title: Chairman, Special Committee of the Board of Directors

[Signature Page to Agreement and Plan of Merger]